serve

OFFERING CIRCULAR INVEST

Why deliver 2 pound burritos in 2 ton cars?

Robots are the future, and the future is here! Join us to reshape last-mile transportation.

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Backed by Uber Delivery Hero 7-ELEVEn NVIDIA







Meet Serve, the MVP of autonomous delivery

Serve is an autonomous all-electric robot that makes delivery sustainable and economical



  

Serve makes cities cleaner, safer and more affordable



Takes cars off the road

45% of car trips are for shopping and errands, emitting 4% of the world's CO_2.



Safer than cars

Cars have 3,000x more kinetic energy than robots! Why risk running someone over with a 2 ton car just to carry 2 bags of grocery.



Boosts local commerce

Today it costs $2 to deliver from China, but $8 from Chinatown! Reducing cost of transactions will help the local economy.

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Starting in LA, coming to a city near you!

If you're in Los Angeles, your next Uber Eats or 7-Eleven order may arrive in a robot.



Delivering for Uber Eats since May



Delivering for 7-Eleven since October



Expanding geographic reach; launching in more cities next year.

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Gemma

The world's most efficient and neighborly robot

Serve has won acclaim as the most advanced robot in cities.



Level 4 autonomy powered by advanced sensors



50 liters of cargo, holds up to 4 pizzas boxes



Redundant teleoperation; intuitive touch-screen



Jogging speed; emergency braking

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Robotic delivery is a $300 billion untapped global market

More than half of all home deliveries can be done by robots.

 Restaurant    Grocery    Pharmacy    Parcel

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Best delivery economics

Serve has the lowest delivery cost structure thanks to autonomous, durable robots. Scalable multi-year contracts with Uber, 7-Eleven and other existing partners provide $18 billion in revenue potential.

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Proven more reliable than couriers

With over 20,000 commercial deliveries completed, Serve has attained exceptional on-time delivery, fulfillment, and customer satisfaction metrics.

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The future is here! Join us in reinventing delivery

To make robots that serve communities, we're building our company differently. We're offering our community a chance to own a stake in this future.

Help us make robots that transform our cities.



REGULATION

Regulation CF



SECURITY TYPE

SAFE



TARGET RAISE AMOUNT

$5,000,000



MINIMUM INVESTMENT

$1,000.00

Veteran leaders on a mission

Founded by serial entrepreneurs and seasoned leaders in robotics and artificial intelligence.














Ali Kashani, Ph.D

Co-founder, CEO

- VP, Postmates
- Serial entrepreneur: Neurio (acquired), Lox AI (acquired)
- Ph.D. in robotics & computer vision.
- Canada's Alexander Graham Bell Scholar with 20+ patents

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This Project in the News

See All Press



24 September 2022

Pizza Hut Canada offers robotic delivery to your door

Pizza delivery robots are being tested in downtown Vancouver as Pizza Hut Canada trials Serve robots.

READ FULL ARTICLE



16 May 2022

Uber launches robot food delivery in California

Uber launched a food delivery pilot using sidewalk robots, available to Uber Eats users in West Hollywood, California.

READ FULL ARTICLE

BUSINESS
INSIDER

08 June 2022

Walmart Testing Food Delivery Robots

Serve Robotics delivery robots have been spotted in Bentonville, AK. The company confirmed the completion of a small scale test with Walmart.

READ FULL ARTICLE

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